

Andy Warhol (b. 1928–1987)



Andy Warhol was a pioneer of the Pop art movement and is widely regarded as one of the most significant art historical figures of the 20th century.

INVESTMENT THESIS

Price Appreciation of Similar Works

14.2%

Similar Sales



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$3.0m
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Initial Offering

$3,330,000

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant 37 years
2020 Auction Sales	significant $115,052,549
Repeat Sales	view

53% Progress

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DEAL SHEET

WHY WE LIKE THIS PAINTING

- According to ArtFacts, Andy Warhol is the #1 most culturally significant artist, with over 4,200 exhibitions of his work having occurred worldwide.
- Warhol's top auction record is currently held by his 1963 masterpiece, *Silver Car Crash (Double Disaster)*, which sold for an impressive $105,445,000 in November 2013.
- Warhol's "Flowers" series is among his most iconic and commercial imagery, alongside the Campbell's Soup Cans and portraits of Marilyn Monroe.
- Similarly sized 'Flowers' have performed well at auction including *Flowers* (1964), featuring four white flowers, which sold for $5,674,250 in May 2019, and *Flowers* (1964), featuring four blue flowers, which sold for $3,615,000 in May 2018.
- Warhol continues to be one of the most important American artists of the last century. In 2018, the Whitney Museum of American Art organized a highly attended retrospective of the artist's work, which travelled to the San Francisco Museum of Modern Art and the Art Institute of Chicago.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales	2020 Number of Lots Sold
$115,052,549	1,576

ANDY
WARHOL

b. 1928, Pennsylvania - d. 1987, New York



$3,330,000
INITIAL OFFERING

14.2%
ANNUAL APPRECIATION OF SIMILAR WORKS[1]

Acrylic and silkscreen ink on canvas | 24 × 24 in. (61 × 61 cm.)

Andy Warhol was a pioneer of the Pop art movement and is widely regarded as one of the most significant art historical figures of the 20th century.

The Painting is an excellent and colorful example of the artist's iconic and highly commercial Flowers series. Warhol began to paint Flowers in 1964, two years after his breakthrough 1962 show of Campbell's Soup Cans. In the Painting, Warhol contrasts a traditional subject matter, the still life, with a modern process of mechanical reproduction: silkscreen printing. The Painting is an attractive, medium scale example from the series, from which the smallest works measure around 5 inches by 5 inches and the largest exceed six feet in height and width. Executed with three bright commercial colors against a green grassy background, the Painting features two pink blossoms, one orange blossom, and one blue blossom.

Top records for works of the same scale from the series as the Painting are led by *Flowers* (1964), which features four white blossoms and sold for $5,674,250 on May 16, 2019, *Flowers* (1964), which features four blue blossoms and sold for $3,615,000 on May 16, 2018, and *Flowers* (1964), which features three orange blossoms and one pink blossom and sold for $2,857,827 on October 16, 2015. The series, scale and vibrant colors of the flowers and green background make the Painting a desirable and commercial example by the artist.

Aside from Andy Warhol's namesake museum in Pittsburgh, the artist's works are included in numerous museum collections around the world, including the Museum of Modern Art and the Metropolitan Museum in New York, and the Tate in London, among others. According to ArtFacts, Andy Warhol is the #1 most culturally significant artist, with over 4,200 exhibitions of his work having occurred worldwide. In 2018, the Whitney Museum of American Art organized a highly attended traveling retrospective of the artist's work, which travelled to the San Francisco Museum of Modern Art and the Art Institute of Chicago. As of October 20, 2021, Andy Warhol's auction records are led by the aforementioned sale of *Silver Car Crash (Double Disaster)* (1963), which sold for $105,445,000 on November 13, 2013, followed by *Triple Elvis [Ferus Type]* (1963), which sold for $81,925,000 on November 12, 2014, and *Green Car Crash (Green Burning Car I)* (1963), which sold for $71,720,000 on May 16, 2007.

AS OF OCTOBER 20, 2021, ANDY WARHOL'S AUCTION RECORDS ARE LED BY *SILVER CAR CRASH (DOUBLE DISASTER)* (1963), WHICH SOLD FOR $105,445,000 ON NOVEMBER 13, 2013 FOLLOWED BY *TRIPLE ELVIS [FERUS TYPE]* (1963), WHICH SOLD FOR $81,925,000 ON NOVEMBER 12, 2014, AND *GREEN CAR CRASH (GREEN BURNING CAR I)* (1963), WHICH SOLD FOR $71,720,000 ON MAY 16, 2007.

AUCTION RESULTS FOR SIMILAR WORKS[2]


$4M
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1988
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2008
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2013
2015
2018
2020

Andy Warhol (b. 1928, Pennsylvania - d. 1987, New York) was born as Andrew Warhola, and became interested in fine art during his childhood in Pittsburgh. From 1945 to 1949, he attended the Carnegie Institute of Technology, now known as Carnegie Mellon University, and obtained a degree in pictorial design. After graduation, Warhol moved to New York City and was a successful magazine and ad illustrator before he became a leading artist of the 1960s Pop art movement. In the late 1950s, Warhol began devoting more attention to painting, and in 1961, he debuted his first "Pop Art" paintings focused on mass-produced commercial goods. In 1962, he exhibited the now-iconic paintings of Campbell's soup cans. He also painted celebrity portraits in vivid and garish colors; his most famous subjects include Marilyn Monroe, Elizabeth Taylor, Jackie Onassis, Mick Jagger and Mao Zedong.


Campbell's
Tomato
SOUP



ANDY WARHOL



1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Andy Warhol with the following criteria: works of the Flowers series created between 1964 and 1966 that measure around 24 inches by 24 inches that exhibit colorful blossoms and a green background. The comparative set includes the sale of two *Flowers* (1964) paintings as a single loton May 13, 2008 at Christie's New York for $4,409,000 against an estimate of $3,000,000 to $4,000,000. For the purposes of collating the comparative set, the aforementioned sale was evenly split into two separate entries as *Flowers* (1964) and *Flowers* (1964), bearing the same sale date and lot number, each with half the realized price and estimates. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 14.2% CAGR implied from selected sales occurring from May 2, 1985 to October 20, 2020.